UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of October 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

Reuters: Bloomberg:	EDPP.IN / EDP.N EDP PL / EDP US	ANEEL CONCLUDES BANDEIRANTE’S 2003 TARIFF REVISION PROCESS AND DEFINES 2005/06 TARIFF ADJUSTMENT

The Brazilian electricity regulator, ANEEL, established yesterday the final 2003 average tariff increase granted to Bandeirante - previously defined within Bandeirante’s quadrennial tariff revision in October 23, 2003 - which had already been amended from 18.08% to 10.51% in October 2004, and was now definitively set at 9.67%.

In the 2003 tariff revision process, ANEEL temporarily defined an average 18.08% tariff increase, from which 14.68% became immediately effective, while the remaining would be recovered in three annual portions in order to smooth possible economic impacts that could affect electricity consumers.

In October 2004, ANEEL made a provisional amendment to the average increase previously defined in the 2003 tariff revision process, from 18.08% to 10.51%. This correction resulted from the provisional revision of Bandeirante’s regulatory asset base considered in October 2003.

Yesterday, ANEEL corrected, definitively, Bandeirante’s regulatory asset base, from R$1,092 million to R$998 million, considered for the October 2003 tariff revision, as well as the depreciation rate and operating costs of the reference company. In consequence, the 2003 average tariff increase was revised from 10.51% to 9.67%.

As such, the total retroactive impact, between October 2003 and October 2005, regarding the amendment from the initial 14.68% increase to the final 9.67% increase, amounts to R$102 million (€38 million at yesterday’s exchange rate), which will be reflected through electricity tariffs, for a period of twelve months, starting October 23, 2005.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello
Phone +351 210012834 Fax: +351 210012899
Email: ir@edp.pt

EDP - Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

Nevertheless, in 2004, Bandeirante had already recognized a R$64 million provision (€18 million at 2004 average exchange rate), for the excess revenues received from October 2003 to October 2004, which result from the difference between the 14.68% initial tariff increase and the 10.51% tariff increase defined in the provisional amendment.

In addition to the conclusion of Bandeirante’s 2003 tariff revision process, ANEEL defined a -8.86% change related to the annual tariff adjustment of October 2005, which reflects the following:

•	-5.56% relative to the impact of the conclusion of the 2003 tariff revision process (only for a twelve months period);

•	-7.66% reflecting the change, within the past twelve months, of non-controllable costs (Part A) and the adjustment of controllable costs (Part B) to inflation. This percentage is mostly explained by a decrease in energy acquisition costs, which are a pass-through to the tariffs; and

•	4.36% regarding the recovery of past costs which were not covered by the tariff (only for a twelve months period).

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 19, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone Title: Chief Executive Officer